SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2009

(Commission File No. 1-13202)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3, as filed with the Securities and Exchange Commission on March 25, 2008 (File No. 333-149890), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Nokia Corporation

(Name of Registrant)

Keilalahdentie 4

P.O. Box 226, FI-00045 Nokia Group, Espoo

Finland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosure:                 Nokia Q2 2009 interim report excluding non-GAAP financial measures

INTERIM REPORT

For the purposes of incorporation by reference in Nokia Corporation’s registration statement on Form F-3, filed with the SEC on March 25, 2008, this Nokia Q2 2009 interim report does not contain references to non-GAAP financial measures relating to operating profit, expenses, margins and earnings per share that exclude special and other items and net sales at constant currency, but otherwise contains the same information as the Q2 2009 interim report released by Nokia on July 16, 2009.

Nokia Corporation	July 16, 2009

Nokia Q2 2009 net sales EUR 9.9 billion, EPS EUR 0.10

Operating margin in Devices & Services up sequentially to 11.6%

	Second quarter 2009 results(1), (2)
			YoY		QoQ
EUR million	Q2/2009	Q2/2008	Change	Q1/2009	Change
Net sales	9 912	13 151	-24.6%	9 274	6.9%
Devices & Services	6 586	9 090	-27.5%	6 173	6.7%
NAVTEQ	147			132	11.4%
Nokia Siemens Networks	3 199	4 067	-21.3%	2 990	7.0%

Operating profit	427	1 474	-71.0%	55	676.4%
Devices & Services	763	1 565	-51.2%	547	39.5%
NAVTEQ	-100			-120	-16.7%
Nokia Siemens Networks	-188	-47	300.0%	-361	-47.9%

Operating margin	4.3%	11.2%		0.6%
Devices & Services	11.6%	17.2%		8.9%
NAVTEQ	-68.0%			-90.9%
Nokia Siemens Networks	-5.9%	-1.2%		-12.1%

EPS, EUR Diluted	0.10	0.29	-65.5%	0.03	233.3%

Note 1 relating to NAVTEQ: On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Note 2: Nokia net sales were EUR 19 186 million and earnings per share (diluted) were EUR 0.13 for the period from January 1 to June 30, 2009.

SECOND QUARTER 2009 HIGHLIGHTS

•                  Nokia net sales of EUR 9.9 billion, down 25% year on year and up 7% sequentially.

•                  Devices & Services net sales of EUR 6.6 billion, down 28% year on year and up 7% sequentially.

•                  Devices & Services gross margin of 34.0%, up from 33.8% in Q1 2009.

•                  Services net sales of EUR 140 million (billings of EUR 207 million). Due to the divestment of the security appliance business in April 2009, services net sales are not directly comparable to prior periods.

•                  Estimated industry mobile device volumes of 268 million units, down 12% year on year and up 5% sequentially.

•                  Nokia mobile device volumes of 103.2 million units, down 15% year on year and up 11% sequentially.

•                  Nokia estimated mobile device market share of 38% in Q2 2009, down from 40% in Q2 2008 and up from 37% in Q1 2009.

•                  Nokia mobile device ASP of EUR 62, down from EUR 65 in Q1 2009.

•                  NAVTEQ net sales of EUR 147 million, up 11% sequentially.

•                  Nokia Siemens Networks net sales of EUR 3.2 billion, down 21% year on year and up 7% sequentially

•                  Nokia operating cash flow of EUR 716 million.

•                  Total cash and other liquid assets of EUR 7.0 billion at the end of Q2 2009.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia put in a solid performance in what was another tough quarter. We increased our share of the global mobile device market sequentially to an estimated 38% and grew our smartphone market share to an estimated 41%. As a result of strong operational execution, underlying operating margins improved sequentially in all segments. Competition remains intense, but demand in the overall mobile device market appears to be bottoming out. As before, we are continuing to tightly manage our operating expenses.

We are balancing short-term priorities with our longer-term growth ambitions as elements of the mobile handset, PC, internet and media industries converge to form a new industry. Consumers will increasingly expect devices and services designed as integrated solutions. To capture this opportunity we are accelerating our strategic transformation into a solutions company.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the third quarter 2009 to be at approximately the same level or up slightly sequentially.

•                  Nokia expects its mobile device market share in the third quarter 2009 to be approximately at the same level sequentially.

•                  Nokia continues to expect 2009 industry mobile device volumes to decline approximately 10% from 2008 levels.

•                  Nokia now expects its market share in mobile devices to be approximately flat in 2009, compared with 2008. This is an update to Nokia’s earlier target to increase its market share in mobile devices in 2009.

•                  Nokia and Nokia Siemens Networks continue to expect the mobile infrastructure and fixed infrastructure and related services market to decline approximately 10% in Euro terms in 2009, from 2008 levels.

•                  Nokia and Nokia Siemens Networks now expect Nokia Siemens Networks market share to decline moderately in 2009, compared to 2008, with a strong performance in its Services business unit expected to be offset by declines in certain product businesses. This is an update to Nokia and Nokia Siemens Networks earlier target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008.

SECOND QUARTER 2009 FINANCIAL HIGHLIGHTS

(Comparisons are given to the second quarter 2008, unless otherwise indicated.)

Q2 2009 special items— EUR 348 million (net) consisting of:

•                  EUR 22 million of impairment of intangible assets in Devices & Services

•                  EUR 83 million restructuring charge in Devices & Services

•                  EUR 68 million gain on sale of security appliance business in Devices & Services

•                  EUR 69 million restructuring charge and other one-time items in Nokia Siemens Networks

•      EUR 121 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•      EUR 119 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•      EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q1 2009 special items — EUR 459 million consisting of:

•                  EUR 34 million of impairment of intangible assets in Devices & Services

•                  EUR 59 million restructuring charge in Devices & Services

•                  EUR 123 million restructuring charge and other one-time items in Nokia Siemens Networks

•      EUR 116 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•      EUR 125 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•      EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q2 2008 special items — EUR 580 million consisting of:

•                  EUR 259 million of charges related to closure of the Bochum site in Germany in Devices & Services

•                  EUR 201 million restructuring charge and other one-time items in Nokia Siemens Networks

•      EUR 120 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

Nokia Group

Nokia’s second quarter 2009 net sales decreased 25% to EUR 9.9 billion, compared with EUR 13.2 billion in the second quarter 2008.

Nokia’s second quarter 2009 operating profit decreased 71% to EUR 427 million, compared with EUR 1.5 billion in the second quarter 2008. Nokia’s second quarter 2009 operating margin was 4.3% (11.2%).

Operating cash flow for the second quarter 2009 was EUR 716 million. Operating cash flow for the second quarter 2008 was EUR 1.5 billion. Total cash and other liquid assets were EUR 7.0 billion at June 30, 2009, compared with EUR 8.0 billion at June 30, 2008. At June 30, 2009, Nokia’s net debt-equity ratio (gearing) was -10%, compared with -47% at June 30, 2008.

Devices & Services

In the second quarter 2009, the total mobile device volumes of our Devices & Services group were 103.2 million units, representing a decline of 15% year on year and an 11% increase sequentially. The overall industry mobile device volumes for the same period were 268 million units based on Nokia’s preliminary estimate, representing a 12% year on year decrease and a 5% sequential increase. The lower device volumes year on year for Nokia and the industry continued to be driven by the negative impact of the deteriorated global economic conditions, including weaker consumer and corporate spending, constrained credit availability and currency market volatility. The sequential industry device volume increase primarily reflected seasonality in the second quarter. Nokia volumes also benefited sequentially from a more stable inventory situation in the operator and distributor channels. Nokia’s mobile device market share was an estimated 38% in the second quarter 2009, down from 40% in the second quarter 2008 and up from 37% in the first quarter 2009.

Of the total industry mobile device volumes, converged mobile device industry volumes in the second quarter 2009 increased to 41.0 million units, based on Nokia’s preliminary estimate, compared with an estimated 37.1 million units in the second quarter 2008, and 36.0 million units in the first quarter 2009. Our own converged mobile device volumes were 16.9 million units in the second quarter 2009, compared with 15.3 million units in the second quarter 2008 and 13.7 million units in the first quarter 2009. Nokia’s share of the converged device market was an estimated 41% in the second quarter 2009, unchanged from 41% in the second quarter 2008 and up from 39% in the first quarter 2009. We shipped 4.6 million Nokia Nseries and 4.7 million Nokia Eseries devices during the second quarter 2009, up from the combined 8.2 million Nseries and Eseries devices we shipped in the first quarter 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2/2009	Q2/2008	YoY Change	Q1/2009	QoQ Change
Europe	23.3	27.1	-14.0%	22.3	4.5%
Middle East & Africa	18.9	21.1	-10.4%	14.8	27.7%
Greater China	18.6	17.6	5.7%	17.9	3.9%
Asia-Pacific	30.3	36.4	-16.8%	28.2	7.4%
North America	3.2	4.5	-28.9%	3.4	-5.9%
Latin America	8.9	15.3	-41.8%	6.6	34.8%
Total	103.2	122.0	-15.4%	93.2	10.7%

Based on our preliminary market estimate, Nokia’s mobile device market share for the second quarter 2009 was 38%, compared with 40% in the second quarter 2008 and 37% in the first quarter 2009. Our year on year market share decline was driven primarily by lower market share in Latin America, Asia-Pacific and North America. This was partially offset by a slightly higher market share in Greater China, Europe and Middle East & Africa. Sequentially, our market share declined in North America, but this decline was more than offset by our increased market share in Middle East & Africa, Greater China, Europe, Asia-Pacific and Latin America.

Our mobile device average selling price (ASP) in the second quarter 2009 was EUR 62, down from EUR 74 in the second quarter 2008 and EUR 65 in the first quarter 2009. Both the year on year and sequential ASP declines were primarily due to general price pressure and a higher proportion of sales of lower priced products. Our second quarter 2009 ASP benefited from sales of new high-end products, compared to the first quarter 2009.

Second quarter 2009 Devices & Services net sales declined 28% to EUR 6.6 billion, compared with EUR 9.1 billion in the second quarter 2008. Devices & Services net sales were down year on year in all geographic areas. The net sales decline resulted primarily from lower volumes, combined with the ASP decline, compared with the second quarter 2008. Of our total Devices & Services net sales, services contributed EUR 140 million in the second quarter 2009, representing 18% year on year growth and a 7% sequential decrease. Nokia completed the divestment of its security appliances business in April 2009 and accordingly services net sales for periods from April 1, 2009 are not directly comparable to services net sales of any prior periods.

Devices & Services gross profit decreased 32% to EUR 2.2 billion, compared with EUR 3.3 billion in the second quarter 2008, with a gross margin of 34.0% (36.1%). The year on year gross margin decrease was primarily due to a higher proportion of sales of lower end, lower margin devices and a lower proportion of sales of new high-end, higher margin devices, as well as general price pressure.

Devices & Services operating profit decreased 51% to EUR 763 million, compared with EUR 1.6 billion in the second quarter 2008, with an operating margin of 11.6% (17.2%). The year on year decrease in operating profit for the second quarter 2009 was due primarily to lower net sales compared with the second quarter 2008. The impact of lower net sales was somewhat mitigated by a reduction in our cost of sales and operating expenses during the second quarter 2009.

NAVTEQ

(Comparisons are given to the first quarter 2009)

Second quarter 2009 NAVTEQ net sales increased 11% sequentially to EUR 147 million, compared with EUR 132 million in the first quarter 2009, reflecting a slight pick-up in demand for auto navigation systems. NAVTEQ gross profit was EUR 126 million (EUR 116 million), with a gross margin of 85.7% (87.5%). NAVTEQ had an operating loss of EUR 100 million (EUR 120 million loss). The operating margin was -68.0% (-90.9%).

Nokia Siemens Networks

Second quarter 2009 net sales decreased 21% to EUR 3.2 billion, compared with EUR 4.1 billion in the second quarter 2008, reflecting challenging market conditions and competitive factors.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2009	Q2/2008	YoY Change	Q1/2009	QoQ Change
Europe	1 209	1 412	-14.4%	1 097	10.2%
Middle East & Africa	459	553	-17.0%	436	5.3%
Greater China	353	413	-14.5%	284	24.3%
Asia-Pacific	648	1 076	-39.8%	692	-6.4%
North America	208	158	31.6%	169	23.1%
Latin America	322	455	-29.2%	312	3.2%
Total	3 199	4 067	-21.3%	2 990	7.0%

Nokia Siemens Networks gross profit decreased 25% to EUR 860 million, compared with EUR 1.1 billion in the second quarter 2008, with a gross margin of 26.9% (28.2%). The lower year on year gross profit in the second quarter 2009 was due primarily to lower year on year net sales.

Nokia Siemens Networks had a second quarter 2009 operating loss of EUR 188 million compared with an operating loss of EUR 47 million in the second quarter 2008, with an operating margin of -5.9% (-1.2%). The year on year decline in Nokia Siemens Networks operating profit primarily reflected lower net sales.

Q2 2009 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia continued to take action to adjust its business operations and cost base in accordance with market demand as well as seek savings in operational expenses, looking at all areas and activities across Devices & Services and global support functions:

•                  Nokia announced plans to streamline its Services organization, including measures that are targeted to open up greater opportunities for third party partner services. Approximately 450 employees globally are affected by the plans.

•                  Nokia announced plans to improve cost-efficiency in logistics, production management and production support operations, with approximately 170 employees globally affected.

•                  Nokia announced a targeted voluntary resignation package for up to 320 employees at its mobile device manufacturing facility in Salo, Finland. The scheme was fully subscribed.

•                  Nokia commenced shipments of the Nokia N97, its flagship smartphone and the first device to ship with the integrated Ovi Store, a one-stop-shop for applications and content for millions of Nokia device users and another critical element of our evolving Ovi internet services offering. Ovi Store launched in late May and by the end of the quarter it had attracted downloads from people in more than 180 countries.

•                  In the area of music, Nokia benefited from the continued strong performance by the Nokia 5800 XpressMusic, its first mass market touch product, which shipped 3.7 million units during the quarter. More than 6.8 million units have shipped since the device began shipping in late November last year. During the second quarter, Nokia further strengthened its offering of devices optimized for music, announcing the Nokia 5530 XpressMusic, a compact touch-screen device. Nokia also extended its Comes With Music service — an ‘all-you-can-eat’ music offer where users can download freely millions of tracks for a pre-defined period of time and keep those tracks once the period is up — to Brazil, Germany, Italy, Mexico, Sweden and Switzerland. Additionally, Nokia extended Nokia Music Store, with the chain of digital music stores now covering 21 countries in total.

•                  Nokia Messaging, Nokia’s consumer email service, continued to gain traction among operators with six new agreements announced in the second quarter. By the end of the quarter, Nokia Messaging was available to Nokia users in more than 40 countries. Additionally, by the end of the quarter, approximately 600 000 people had activated an Ovi Mail account. Ovi Mail is an email solution developed especially for consumers in emerging markets.

•                  Nokia started shipments of the Nokia E75, its flagship email device, and the Nokia N86 8MP, its flagship imaging device. Nokia also announced the Nokia E72, its latest full QWERTY smartphone and the successor to the highly popular Nokia E71. Cumulative shipments of the Nokia E71 reached 5 million during the quarter.

•                  Nokia made Nokia Life Tools commercially available across India. Nokia Life Tools is an innovative offering of agriculture information, education and entertainment services targeted at non-urban consumers in emerging markets. Nokia Life Tools is available on the new Nokia 2330 classic and the Nokia 2323 classic, and will also be made available on other enabled devices.

•                  Nokia announced the Nokia 6216 classic, its first SIM-based Near Field Communication (NFC) device which enables operators to build NFC services on to the SIM card.

•                  Nokia commenced shipments of its first 3G mobile device in Korea. The 6210s is a competitively priced smartphone with a slide form factor and is available through local operator KTF.

•                  Nokia expanded its network of research laboratories with the opening of Nokia Research Center, Berkeley, in California in the United States.

•                  Nokia and Intel Corporation announced that they will work together to develop a new class of Intel® Architecture-based mobile computing device and chipset architectures that will combine the performance of powerful computers with high-bandwidth mobile broadband communications and ubiquitous Internet connectivity. The two companies share a vision of a new class of standards-based mobile computing platforms that provide an always-on, always-connected experience and offer the performance to deliver PC-like Internet experiences across a new class of services.

NAVTEQ

•                  NAVTEQ announced the availability of dynamic content delivery for HD Radio™ systems in North America, accelerating the delivery of content including traffic, weather and fuel prices.

•                  NAVTEQ launched NAVTEQ LocationPoint™, a location-based advertising service for mobile devices, in several European countries.

•                  NAVTEQ announced the availability of Motorway Junction Objects, which enables navigation systems to display full 3D animation of complex junctions, in Australia with expansion planned to include the United States and Europe.

•                  NAVTEQ announced a contract extension with MSN® Direct for NAVTEQ Traffic™, supporting Microsoft’s Live Search Maps web-based service and as part of the MSN Direct connected services bundle.

•                  NAVTEQ announced that it has signed an agreement with Samsung Electronics providing access to all countries in the NAVTEQ database as well as NAVTEQ’s Visual Content, Speed Limits, Extended Lanes and NAVTEQ Discover Cities™.

Nokia Siemens Networks

•                  In June, Nokia Siemens Networks reached an agreement to acquire CDMA and LTE assets from Nortel in a USD 650 million transaction that remains subject to the approvals of the relevant bankruptcy courts in North America as well as customary closing conditions.

•                  Nokia Siemens Networks strengthened its capital structure with the completion of a EUR 2 billion syndicated loan agreement with a group of 21 international banks, in a transaction that was over-subscribed. Nokia Siemens Networks also concluded an agreement with the European Investment Bank for a EUR 250 million loan for the development of its multimode Radio Access network technology.

•                  Nokia Siemens Networks was awarded a EUR 1.1 billion, five-year managed services deal by Oi, a major Brazilian operator and one of the largest in Latin America. By the terms of the contract Nokia Siemens Networks will be the sole provider of operations and maintenance for all of Oi’s Internal Plant Operations across 17 Brazilian states.

•                  Momentum in the services business continued with key services-led customer wins with Telenor in Pakistan, DIGI Telecommunications in Malaysia and a turnkey security solution for MTS in Russia that will ensure safe internet browsing on GSM and 3G networks.

•                  Nokia Siemens Networks continued to facilitate its customers’ development of mobile broadband internet with significant wins including a network modernization deal with M1 in Singapore, the development of an HSPA+ capable network for Elisa in Finland, the roll-out of Ireland’s National Broadband Scheme using Wireless Broadband with 3 and a successful trial of HSPA+ in a live 3G network with Zain Saudi Arabia.

•                  Time Warner Cable selected Nokia Siemens Networks to supply and build a fully integrated, 3GPP and PacketCable 2.0 compliant IMS (IP Multimedia Subsystem) network, which will be the basis for providing next generation consumer applications that will combine existing voice, video and data services.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press

NOKIA IN THE SECOND QUARTER 2009

(Comparisons are given to the second quarter 2008 results, unless otherwise indicated.)

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales decreased 25% to EUR 9 912 million (EUR 13 151 million). Net sales of Devices & Services decreased 28% to EUR 6 586 million (EUR 9 090 million). Net sales of NAVTEQ were EUR 147 million. Net sales of Nokia Siemens Networks decreased 21% to EUR 3 199 million (EUR 4 067 million).

Operating profit decreased 71% to EUR 427 million (EUR 1 474 million), representing an operating margin of 4.3% (11.2%). Operating profit in Devices & Services decreased 51% to EUR 763 million (EUR 1 565 million), representing an operating margin of 11.6% (17.2%). Operating loss in NAVTEQ was EUR 100 million, representing an operating margin of -68.0%. Operating loss in Nokia Siemens Networks was EUR 188 million (loss of EUR 47 million), representing an operating margin of -5.9% (-1.2%). Corporate Common Functions expense totaled EUR 48 million (EUR 44 million).

In the second quarter 2009, net financial expense was EUR 61 million (net financial income EUR 3 million). Profit before tax was EUR 380 million (EUR 1 477 million). Profit was EUR 287 million (EUR 1 083 million), based on a profit of EUR 380 million (EUR 1 103 million) attributable to equity holders of the parent and a negative EUR 93 million (negative EUR 20 million) attributable to minority interests. Earnings per share decreased to EUR 0.10 (basic) and EUR 0.10 (diluted), compared with EUR 0.29 (basic) and EUR 0.29 (diluted) in the second quarter of 2008.

NOKIA IN JANUARY - JUNE 2009

(Comparisons are given to the January-June 2008 results, unless otherwise indicated.)

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales decreased 26% to EUR 19 186 million (EUR 25 811 million). Net sales of Devices & Services decreased 30% to EUR 12 759 million (EUR 18 353 million). Net sales of NAVTEQ were EUR 279 million. Net sales of Nokia Siemens Networks decreased 17% to EUR 6 189 million (EUR 7 468 million).

Operating profit decreased 84% to EUR 482 million (EUR 3 005 million), representing an operating margin of 2.5% (11.6%). Operating profit in Devices & Services decreased 62% to EUR 1 310 million (EUR 3 448 million), representing an operating margin of 10.3% (18.8%). Operating loss in NAVTEQ was EUR 220 million, representing an operating margin of -78.9%. Operating loss in Nokia Siemens Networks was EUR 549 million (loss of EUR 121 million), representing an operating margin of -8.9% (-1.6%). Corporate Common Functions expense totaled EUR 59 million (EUR 322 million).

In the period from January to June 2009, net financial expense was EUR 138 million (net financial income EUR 71 million). Profit before tax was EUR 368 million (EUR 3 084 million). Profit was EUR 291 million (EUR 2 283 million), based on a profit of EUR 502 million (EUR 2 325 million) attributable to equity holders of the parent and a negative EUR 211 million (negative EUR 42 million) attributable to minority interests. Earnings per share decreased to EUR 0.14 (basic) and EUR 0.13 (diluted), compared with EUR 0.61 (basic) and EUR 0.61 (diluted) in January-June 2008.

PERSONNEL

The average number of employees during January-June 2009 was 123 274, of which the average number of employees at Nokia Siemens Networks was 60 686. At June 30, 2009, Nokia employed a total of 120 827 people (117 212 at June 30, 2008), of which 60 983 were employed by Nokia Siemens Networks (60 039 people at June 30, 2008).

SHARES

The total number of Nokia shares at June 30, 2009 was 3 744 948 552. At June 30, 2009, Nokia and its subsidiary companies owned 37 520 159 Nokia shares, representing approximately 1.0% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	4-6/2009	4-6/2008

Net sales	9 912	13 151
Cost of sales	-6 685	-8 727

Gross profit	3 227	4 424
Research and development expenses	-1 458	-1 396
Selling and marketing expenses	-1 003	-990
Administrative and general expenses	-304	-338
Other income	143	119
Other expenses	-178	-345

Operating profit	427	1 474
Share of results of associated companies	14	—
Financial income and expenses	-61	3

Profit before tax	380	1 477
Tax	-93	-394

Profit	287	1 083

Profit attributable to equity holders of the parent	380	1 103
Profit attributable to minority interests	-93	-20
	287	1 083

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.10	0.29
Diluted	0.10	0.29

Average number of shares (1 000 shares)
Basic	3 704 819	3 755 241
Diluted	3 711 297	3 788 068

Depreciation and amortization, total	443	334

Share-based compensation expense, total	9	39

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	1-6/2009	1-6/2008

Net sales	19 186	25 811
Cost of sales	-13 056	-16 860

Gross profit	6 130	8 951
Research and development expenses	-2 958	-2 771
Selling and marketing expenses	-1 965	-2 025
Administrative and general expenses	-584	-646
Other income	199	164
Other expenses	-340	-668

Operating profit	482	3 005
Share of results of associated companies	24	8
Financial income and expenses	-138	71

Profit before tax	368	3 084
Tax	-77	-801

Profit	291	2 283

Profit attributable to equity holders of the parent	502	2 325
Profit attributable to minority interests	-211	-42
	291	2 283

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.14	0.61
Diluted	0.13	0.61

Average number of shares (1 000 shares)
Basic	3 702 362	3 789 252
Diluted	3 718 775	3 829 144

Depreciation and amortization, total	905	681

Share-based compensation expense, total	-16	97

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	4-6/2009	Y-o-Y change, %	4-6/2008	1-12/2008

Europe	3 418	-27	4 657	18 842
Middle-East & Africa	1 503	-22	1 935	7 265
Greater China	1 491	-6	1 583	6 420
Asia-Pacific	2 220	-29	3 148	11 344
North America	534	6	503	2 068
Latin America	746	-44	1 325	4 771

Total	9 912	-25	13 151	50 710

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.09	Y-o-Y change, %	30.06.08	31.12.08

Europe	59 996	-1	60 345	61 971
Middle-East & Africa	4 164	-18	5 093	5 160
Greater China	14 596	5	13 946	14 879
Asia-Pacific	22 236	11	20 041	21 832
North America	8 074	36	5 916	8 862
Latin America	11 761	-1	11 871	13 125

Total	120 827	3	117 212	125 829

DEVICES & SERVICES, EUR million

(unaudited)

	4-6/2009	4-6/2008

Net sales	6 586	9 090
Cost of sales	-4 345	-5 812

Gross profit	2 241	3 278
% of net sales	34.0	36.1

Research and development expenses (1)	-733	-741
% of net sales	11.1	8.2

Selling and marketing expenses	-599	-630
% of net sales	9.1	6.9

Administrative and general expenses	-106	-115
% of net sales	1.6	1.3

Other income and expenses (2)	-40	-227

Operating profit	763	1 565
% of net sales	11.6	17.2

(1) Include amortization of acquired intangible assets of EUR 2 million in Q2/09

(2) Include restructuring charges of EUR 83 million, impairment of assets EUR 22 million and gain on sale of security appliance business of EUR 68 million in Q2/09. Include restructuring charges of EUR 259 million related to closure of the Bochum site in Germany in Q2/08.

NAVTEQ, EUR million

(unaudited)

4-6/2009

Net sales (1)	147
Cost of sales	-21

Gross profit	126
% of net sales	85.7

Research and development expenses (2)	-158
% of net sales	107.5

Selling and marketing expenses (3)	-55
% of net sales	37.4

Administrative and general expenses	-15
% of net sales	10.2

Other income and expenses	2

Operating profit	-100
% of net sales	-68.0

(1) Include deferred revenue related to acquisitions of EUR 1 million in Q2/09.

(2) Include amortization of acquired intangibles of EUR 88 million in Q2/09.

(3) Include amortization of acquired intangibles of EUR 30 million in Q2/09.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	4-6/2009	4-6/2008

Net sales (1)	3 199	4 067
Cost of sales (2)	-2 339	-2 921

Gross profit	860	1 146
% of net sales	26.9	28.2

Research and development expenses (3)	-566	-653
% of net sales	17.7	16.1

Selling and marketing expenses (4)	-349	-359
% of net sales	10.9	8.8

Administrative and general expenses (5)	-149	-188
% of net sales	4.7	4.6

Other income and expenses (6)	16	7

Operating profit	-188	-47
% of net sales	-5.9	-1.2

(1) Include deferred revenue related to acquisitions of EUR 4 million in Q2/08.

(2) Include restructuring charges of EUR 37 million in Q2/09 and of EUR 132 million in Q2/08.

(3) Include reversal of restructuring charges of EUR 3 million and amortization of acquired intangibles of EUR 45 million in Q2/09. Include amortization of acquired intangibles of EUR 45 million in Q2/08.

(4) Include restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 71 million in Q2/09. Include amortization of acquired intangibles of EUR 71 million in Q2/08.

(5) Include restructuring charges of EUR 41 million in Q2/09 and EUR 45 million in Q2/08.

(6) Include reversal of restructuring charges of EUR 10 million and include amortization of acquired intangibles of EUR 5 million in Q2/09. Include restructuring charges of EUR 24 million in Q2/08.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	4-6/2009	4-6/2008

Net sales	—	—
Cost of sales	—	—

Gross profit	—	—

Research and development expenses	-1	-2

Selling and marketing expenses	—	-1

Administrative and general expenses	-34	-35

Other income and expenses	-13	-6

Operating profit	-48	-44

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	4-6/2009	4-6/2008

Net sales (1)	9 912	13 151
Cost of sales (2)	-6 685	-8 727

Gross profit	3 227	4 424
% of net sales	32.6	33.6

Research and development expenses (3)	-1 458	-1 396
% of net sales	14.7	10.6

Selling and marketing expenses (4)	-1 003	-990
% of net sales	10.1	7.5

Administrative and general expenses (5)	-304	-338
% of net sales	3.1	2.6

Other income and expenses (6)	-35	-226

Operating profit	427	1 474
% of net sales	4.3	11.2

Share of results of associated companies	14	—
Financial income and expenses	-61	3

Profit before tax	380	1 477
Tax	-93	-394

Profit	287	1 083

Profit attributable to equity holders of the parent	380	1 103
Profit attributable to minority interests	-93	-20
	287	1 083

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.10	0.29
Diluted	0.10	0.29

Average number of shares (1 000 shares)
Basic	3 704 819	3 755 241
Diluted	3 711 297	3 788 068

Depreciation and amortization, total	443	334

Share-based compensation expense, total	9	39

(1) Include deferred revenue related to acquisitions of EUR 1 million Q2/09 and EUR 4 million in Q2/08.

(2) Include restructuring charges of EUR 37 million in Q2/09 and EUR 132 million in Q2/08.

(3) Include amortization of acquired intangible assets of EUR 135 million and reversal of restructuring charges of EUR 3 million in Q2/09. Include amortization of acquired intangible assets of EUR 45 million in Q2/08.

(4) Include restructuring charges of EUR 4 million and include amortization of acquired intangible assets of EUR 101 million in Q2/09.

Include amortization of acquired intangible assets of EUR 71 million in Q2/08.

(5) Include restructuring charges of EUR 41 million in Q2/09 and EUR 45 million in Q2/08.

(6) Include restructuring charges of EUR 73 million, amortization of acquired intangible assets of EUR 5 million and impairment of intangible assets of EUR 22 million and include gain on sale of security business of EUR 68 million in Q2/09. Include restructuring charges of EUR 283 million in Q2/08.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	4-6/2009	4-6/2008	1-6/2009	1-6/2008	1-12/2008

Net sales	9 912	13 151	19 186	25 811	50 710
Cost of sales	-6 685	-8 727	-13 056	-16 860	-33 337

Gross profit	3 227	4 424	6 130	8 951	17 373
Research and development expenses	-1 458	-1 396	-2 958	-2 771	-5 968
Selling and marketing expenses	-1 003	-990	-1 965	-2 025	-4 380
Administrative and general expenses	-304	-338	-584	-646	-1 284
Other income	143	119	199	164	420
Other expenses	-178	-345	-340	-668	-1 195

Operating profit	427	1 474	482	3 005	4 966
Share of results of associated companies	14	—	24	8	6
Financial income and expenses	-61	3	-138	71	-2

Profit before tax	380	1 477	368	3 084	4 970
Tax	-93	-394	-77	-801	-1 081

Profit	287	1 083	291	2 283	3 889

Profit attributable to equity holders of the parent	380	1 103	502	2 325	3 988
Profit attributable to minority interests	-93	-20	-211	-42	-99

	287	1 083	291	2 283	3 889

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.10	0.29	0.14	0.61	1.07
Diluted	0.10	0.29	0.13	0.61	1.05

Average number of shares (1 000 shares)
Basic	3 704 819	3 755 241	3 702 362	3 789 252	3 743 622
Diluted	3 711 297	3 788 068	3 718 775	3 829 144	3 780 363

Depreciation and amortization, total	443	334	905	681	1 617

Share-based compensation expense, total	9	39	-16	97	67

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	4-6/2009	4-6/2008	1-6/2009	1-6/2008	1-12/2008

Profit	287	1 083	291	2 283	3 889

Other comprehensive income
Tax benefit on stock options exercised	—	—	—	—	4
Excess tax benefit on share-based compensation	-1	-70	-14	-100	-128
Translation differences	-549	82	-161	-49	595
Net investment hedge gains	61	-11	34	26	-123
Cash flow hedges	96	-277	-288	-305	-40
Available-for-sale investments	-5	2	-11	18	-15
Other increase/decrease, net	2	3	-12	-33	28
Income tax related to components of other comprehensive income	-42	69	60	71	58

Other comprehensive income, net of tax	-438	-202	-392	-372	379

Total comprehensive income	-151	881	-101	1 911	4 268

Total comprehensive income attributable to
equity holders of the parent	-91	942	99	1 955	4 459
minority interests	-60	-61	-200	-44	-191
	-151	881	-101	1 911	4 268

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.06.2009	30.06.2008	31.12.2008
ASSETS
Non-current assets
Capitalized development costs	204	342	244
Goodwill	6 290	1 512	6 257
Other intangible assets	3 348	2 220	3 913
Property, plant and equipment	2 011	1 862	2 090
Investments in associated companies	69	327	96
Available-for-sale investments	510	408	512
Deferred tax assets	2 129	1 671	1 963
Long-term loans receivable	37	16	27
Other non-current assets	8	24	10
	14 606	8 382	15 112
Current assets
Inventories	1 973	2 763	2 533
Accounts receivable	8 725	11 084	9 444
Prepaid expenses and accrued income	4 571	3 277	4 538
Current portion of long-term loans receivable	13	125	101
Other financial assets	393	168	1 034
Investments at fair value through profit and loss, liquid assets	689	—	—
Available-for-sale investments, liquid assets	1 205	2 771	1 272
Available-for-sale investments, cash equivalents	3 434	3 436	3 842
Bank and cash	1 666	1 774	1 706
	22 669	25 398	24 470
Total assets	37 275	33 780	39 582

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	299	498	442
Treasury shares	-697	-1 670	-1 881
Translation differences	216	-205	341
Fair value and other reserves	-198	-192	62
Reserve for invested non-restricted equity	3 178	3 314	3 306
Retained earnings	9 739	9 954	11 692
	12 783	11 945	14 208
Minority interests	2 085	2 504	2 302
Total equity	14 868	14 449	16 510

Non-current liabilities
Long-term interest-bearing liabilities	4 079	169	861
Deferred tax liabilities	1 510	1 019	1 787
Other long-term liabilities	67	115	69
	5 656	1 303	2 717
Current liabilities
Current portion of long-term loans	53	123	13
Short-term borrowing	1 393	905	3 578
Other financial liabilities	152	161	924
Accounts payable	5 276	5 914	5 225
Accrued expenses	6 580	6 791	7 023
Provisions	3 297	4 134	3 592
	16 751	18 028	20 355
Total shareholders’ equity and liabilities	37 275	33 780	39 582
Interest-bearing liabilities	5 525	1 197	4 452
Shareholders’ equity per share, EUR	3.45	3.22	3.84
Number of shares (1 000 shares) (1)	3 707 428	3 710 160	3 697 872

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-6/2009	1-6/2008	1-12/2008
Cash flow from operating activities
Profit attributable to equity holders of the parent	502	2 325	3 988
Adjustments, total	977	2 062	3 469
Change in net working capital	602	-1 321	-2 546
Cash generated from operations	2 081	3 066	4 911
Interest received	76	242	416
Interest paid	-75	-48	-155
Other financial income and expenses, net	-533	173	-195
Income taxes paid	-557	-1 221	-1 780
Net cash from operating activities	992	2 212	3 197

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-19	-311	-5 962
Purchase of current available-for-sale investments, liquid assets	-362	-521	-669
Purchase of investments at fair value through profit and loss, liquid assets	-695	—	—
Purchase of non-current available-for-sale investments	-50	-71	-121
Purchase of shares in associated companies	-28	—	-24
Additions to capitalized development costs	-25	-45	-131
Long-term loans made to customers	—	-23	—
Proceeds from repayment and sale of long-term loans receivable	—	56	129
Proceeds from (+) / payment of (-) other long-term loans receivable	—	-1	-1
Proceeds from (+) / payment of (-) short-term loans receivable	2	-371	-15
Capital expenditures	-281	-403	-889
Proceeds from disposal of shares in associated companies	15	2	3
Proceeds from disposal of businesses	62	50	41
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	421	2 583	4 664
Proceeds from sale of non-current available-for-sale investments	1	9	10
Proceeds form sale of fixed assets	20	49	54
Dividends received	1	—	6
Net cash used in / from investing activities	-938	1 003	-2 905

Cash flow from financing activities
Proceeds from stock option exercises	—	5	53
Purchase of treasury shares	—	-2 753	-3 121
Proceeds from long-term borrowings	3 396	13	714
Repayment of long-term borrowings	-25	-69	-34
Proceeds from (+) / payment of (-) short-term borrowings	-2 374	-30	2 891
Dividends paid	-1 519	-1 999	-2 048
Net cash from / used in financing activities	-522	-4 833	-1 545

Foreign exchange adjustment	20	-22	-49
Net increase (+) / decrease (-) in cash and cash equivalents	-448	-1 640	-1 302
Cash and cash equivalents at beginning of period	5 548	6 850	6 850
Cash and cash equivalents at end of period	5 100	5 210	5 548

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Total comprehensive income	—	-96	—	-42	-215	—	2 308	1 955	-44	1 911
Share-based compensation		99						99		99
Settlement of performance shares		-149	116			15		-18		-18
Acquisition of treasury shares			-2 873					-2 873		-2 873
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-7	-1 999
Acquisitions and other changes in minority interests								—	-10	-10
Balance at June 30, 2008	246	498	-1 670	-205	-192	3 314	9 954	11 945	2 504	14 449

Balance at December 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Total comprehensive income	—	-13	—	-125	-260	—	497	99	-200	-101
Share-based compensation		-14						-14		-14
Settlement of performance shares		-116	215			-128		-29		-29
Cancellation of treasury shares			969				-969	—		—
Dividend							-1 481	-1 481	-17	-1 498
Balance at June 30, 2009	246	299	-697	216	-198	3 178	9 739	12 783	2 085	14 868

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.2009	30.06.2008	31.12.2008

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	10	30	11

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	2 651	2 653	2 896

Contingent liabilities on behalf of associated companies
Other guarantees	1	—	—

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	1	147	2
Other guarantees	4	4	1

Leasing obligations	1 259	1 217	1 156

Financing commitments
Customer finance commitments	37	464	197
Venture fund commitments	355	335	467

1 EUR = 1.392 USD

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 16, 2009

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its third quarter 2009 results on October 15, 2009.

www.nokia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION

Date: July 17, 2009	By:	/s/ KAARINA STÅHLBERG

	Name:	Kaarina Ståhlberg
	Title:	Vice President, Assistant General Counsel